Exhibit 99.1

NOMINATION AND STANDSTILL AGREEMENT

This NOMINATION AND STANDSTILL AGREEMENT dated May 11, 2017 (this “Agreement”) is by and among Digirad Corporation (“Digirad”) and the other members of the Digirad Group listed on the signature page hereto (collectively with Digirad, the “Digirad Group” and each individually a “member” of the Digirad Group), Birner Dental Management Services, Inc. (the “Company”), Frederic W.J. Birner and Dennis N. Genty.

WHEREAS, the Company’s Board of Directors (the “Board”) has considered the qualifications of John M. Climaco and Gregory G. Fulton as potential nominees to the Company’s Board of Directors and has conducted such reviews as they have deemed appropriate, including reviewing materials provided by Messrs. Climaco and Fulton; and

WHEREAS, the Board has determined that it is in the best interests of the Company to recommend that the Company, among other things, include Messrs. Climaco and Fulton in its slate of nominees for election to the Board at the Company’s 2017 annual meeting of shareholders, on the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	2017 Annual Meeting of Shareholders and Related Matters.

(a)       Nomination of Messrs. Climaco and Fulton. Having had discussions with the Digirad Group regarding the nominees to be nominated for election to the Board at the Company’s 2017 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2017 Meeting”), the Board has determined to nominate John M. Climaco and Gregory G. Fulton (the “Digirad Nominees”) for election as Class II directors of the Company at the 2017 Meeting on the terms set out in this Agreement. The Company agrees that it shall hold the 2017 Meeting no later than June 30, 2017.

(b)       Board Size. Concurrent with the execution and delivery of this Agreement, the Board has determined and agreed to increase the size of the Board by two (2) directors effective at the 2017 Meeting and nominate the Digirad Nominees for election as directors of the Company to fill such vacancies at the 2017 Meeting, and to prepare, file with the Securities and Exchange Commission (“SEC”) and disseminate to the Company’s shareholders proxy soliciting materials describing the terms of this Agreement. The Board shall not further increase the size of the Board or change the size of any class of directors during the Standstill Period (as defined below) unless a majority of the Board (which majority shall include the Digirad Nominees) approves such increase.

(c)       Board Efforts. The Company shall recommend, support and solicit proxies for the Digirad Nominees in the same manner as it recommends, supports and solicits proxies for the election of the other members of the Board. If the Digirad Nominees are elected by the Company’s shareholders to serve as directors on the Board at the 2017 Meeting, such Digirad Nominees shall serve until the annual meeting of shareholders of the Company in 2020, or until their earlier death, resignation, disqualification or removal.

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(d)       Voting.

(i)       Each member of the Digirad Group shall cause, in the case of all shares of Common Stock owned of record, and shall instruct the record owner, in the case of all shares of Common Stock beneficially owned but not owned of record, directly or indirectly, as of the record date for the 2017 Meeting, to be present for quorum purposes and to be voted, at the 2017 Meeting, in accordance with the Board’s recommendations for the following proposals: (i) the election of Brooks G. O’Neil as a Class II director and (ii) the ratification of Hein & Associates LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2017. Except as expressly provided in, and subject in all respects to the restrictions of, this Section 1(d)(i) and Section 2, the Digirad Group shall be entitled to vote the shares of Common Stock that it beneficially owns as the Digirad Group determines in its sole discretion and disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company and the reasons therefor. For purposes of this Agreement, the term “Affiliate” shall have the meaning set forth in Section 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(ii)       Each member of the Board, including but not limited to Frederic W.J. Birner and Dennis N. Genty, shall cause, in the case of all shares of Common Stock owned of record, and shall instruct the record owner, in the case of all shares of Common Stock beneficially owned but not owned of record, directly or indirectly, to be present for quorum purposes and to be voted, at the 2017 Meeting, for each of the Digirad Nominees.

(e)       Covenants Regarding Service on Board, Confidentiality, Etc. The Digirad Nominees agree to provide a signed agreement pursuant to which he (i) provides information required for the Company to comply with its disclosure requirements for nominating the Digirad Nominees in the Company’s proxy statement for the 2017 Meeting, (ii) consents to serve as a director of the Company, if elected, and to be included in the Company’s proxy statement and proxy card and (iii) agrees to be governed by the same protections and obligations regarding confidentiality, fiduciary duties, codes of conduct and other governance guidelines and policies of the Company as other directors, and shall be required to preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees, and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all independent directors of the Company; provided, however, that the Digirad Nominees may provide confidential information of the Company which such Digirad Nominee learns in his capacity as director (collectively, “Company Confidential Information”) to the members of the Digirad Group, their officers, directors and advisors, as applicable (collectively, “Digirad Representatives”), in each case solely to the extent such Digirad Representative needs to know such information in connection with the Digirad Group’s investment in the Company; provided that such Digirad Nominee shall inform such Digirad Representatives of the confidential nature of any such Company Confidential Information; and provided further that neither the Digirad Group, any member thereof nor any other Digirad Representative (a) shall further disclose such Company Confidential Information for any reason or by any means, and (b) shall use such Company Confidential Information in any way other than in connection with the Digirad Group’s investment in the Company. By signing below, each member of the Digirad Group agrees to the confidentiality restrictions on disclosure and use of Company Confidential Information as set forth above and acknowledges that such Confidential Information may not be used in violation of this Agreement or securities laws applicable to trading on material nonpublic information. In furtherance of the foregoing, in the event of any breach of this Section 1(e) that the Company can establish by clear and convincing evidence, and without limiting other remedies of the Company, the Digirad Nominees shall tender their resignations to the Board to be accepted or rejected in the discretion of the Board.

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(f)       Compensation Committee Composition. If Mr. Climaco is elected by the Company’s shareholders to serve as a director on the Board at the 2017 Meeting, the Board and all applicable committees of the Board will, immediately following the 2017 Meeting, take all necessary actions to appoint Mr. Climaco as a member of the Company’s Compensation Committee, provided that, at such time, Mr. Climaco meets all independence and other applicable standards under the rules of the SEC, the Exchange Act and any applicable stock exchange. Subject to the Company’s guidelines and policies and applicable laws, the Board and all committees of the Board shall take all actions necessary to ensure that during the Standstill Period the Digirad Nominees are not precluded from any meetings of the Board or applicable committees of the Board and that the Board shall give each of the Digirad Nominees the same due consideration for membership to any new committee of the Board as any other director.

2.	Digirad Standstill.

Until the later of (i) the earlier of (A) the conclusion of the 2018 annual meeting of shareholders and (B) June 30, 2018, (ii) the date no Digirad Nominee serve as directors on the Board and (iii) in the event of resignation of the Digirad Nominees in the event of a breach of the confidentiality obligations as set forth in Section 1(e), June 30, 2020 (the “Standstill Period”), except as expressly agreed in writing by the Company and approved by the Board, no member of the Digirad Group nor any Affiliate thereof shall, directly or indirectly, in any manner:

(a)       Initiate or propose any shareholder proposal or engage in any solicitation of proxies or written consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act or the rules or regulations thereunder) of proxies or written consents (including, without limitation, any solicitation of written consents to call a special meeting of shareholders), in each case, with respect to securities of the Company, or solicit, conduct, encourage, facilitate, participate, assist, advise, support, influence or engage in any activities (collectively, “Engage”) in any of the foregoing;

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(b)       Engage in any other type of referendum (binding or non-binding) with respect to the Company, including without limitation relating to the removal or the election of directors or any withhold the vote campaign;

(c)       act, alone or in concert with others, to seek to control or influence the management, Board, governance, policies or strategy of the Company or any of its subsidiaries, or Engage in any of the foregoing;

(d)        seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders, including the giving or withholding of any proxy, consent or other authority to vote any securities of the Company, or Engage in any of the foregoing;

(e)       (x) call or seek to call any meeting of shareholders, including by written consent, or provide to any third party a proxy, consent or requisition to call any meeting of shareholders, (y) seek to have the shareholders authorize or take corporate action by written consent without a meeting, solicit any consents from shareholders or grant any consent or proxy for a consent to any third party seeking to have shareholders authorize or take corporate action by written consent without a meeting, or (z) make a request for any shareholder list or other books and records of the Company, whether pursuant to the Exchange Act, the Colorado Business Corporation Act, or otherwise, or Engage in any of the foregoing;

(f)       form or join in a partnership, limited partnership, syndicate or other group, including without limitation a “group” (other than in each case, solely with the members of the Digirad Group and their Affiliates, Associates (as defined under Section 12b-2 of the Exchange Act), or immediate family members) as defined under Section 13(d) of the Exchange Act or Rule 13d-5(b) promulgated pursuant to the Exchange Act with respect to any securities of the Company or otherwise Engage in any effort by a third party with respect to the matters set forth in this Section 2;

(g)       deposit any securities of the Company in a voting trust or subject any securities of the Company to any arrangement or agreement with respect to the voting of the securities of the Company;

(h)        (x) either directly or indirectly for itself or its Affiliates, or in conjunction with any other person or entity in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as a broker or agent for compensation, effect or seek, offer or propose to effect, or cause or participate in, or (y) solicit or cause a third-party to effect, offer or propose to effect, any (i) any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of assets, liquidation, dissolution or other extraordinary transaction involving the Company or all or substantially all of the securities of the Company or (ii) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or affiliates;

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(i)       make any public demands, objections, proposals, recommendations, or other written communications to the Company or any member of the Board or management of the Company in its capacity as a shareholder, on behalf of the Company in a shareholder derivative capacity or otherwise, or Engage in any of the foregoing;

(j)       except as specifically provided in this Agreement, seek, alone or in concert with others, to (x) place a representative or other affiliate or nominee on the Board, (y) seek the removal of any member of the Board or (z) change the size or composition of the Board, or Engage in any of the foregoing;

(k)       authorize, solicit, pay or subsidize any third party to perform, act in concert with another person to, commit to, or agree in writing or otherwise to do, advise, assist or encourage any person in connection with, or enter into any discussions, negotiations, arrangements or understandings with any person with respect to, any act prohibited in this Section 2, or Engage in any of the foregoing;

(l)       Disclose any intention, plan or arrangement inconsistent with the restrictions set forth in this Section 2; or

(m)       take any action which would cause or require the Company to make public disclosure regarding any of the foregoing or publicly request any amendment or waiver of the restrictions set forth in this Section 2; provided, however, that nothing in this Section 2 shall be deemed to prohibit any member of the Digirad Group or the Digirad Nominees from communicating privately with the Company’s directors, officers or advisors with respect to any of the matters set forth in this Section 2 so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications.

Notwithstanding the foregoing, nothing in this Section 2 shall preclude the Digirad Group from (i) submitting an advance notice nominating one or more director nominees in accordance with the provisions of the Company’s Second Amended and Restated Bylaws (the “Bylaws”) with respect to any meeting of shareholders during the Standstill Period for the purpose of electing directors, (ii) soliciting proxies or written consents from shareholders, voting, and encouraging shareholders to vote, in favor of such nominations and (iii) making requests for shareholder lists or other books and records of the Company or such other actions necessary to facilitate seeking shareholder approval of such nominations; provided, however, that no such nomination shall be submitted any earlier than February 15, 2018, unless the deadline under the Bylaws requires the submission of such advance notice earlier than such date. Nothing in this Section 2 shall be deemed to limit the exercise in good faith by the Digirad Nominees of such person’s fiduciary duties in such person’s capacity as a director of the Company.

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3.	Representations; Non-Disparagement.

(a)       Representations by the Company. The Company represents and warrants as follows: (i) the Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, (ii) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms and (iii) the execution, delivery and performance of this Agreement by the Company does not and will not (a) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (b) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the Company is a party or by which it is bound. The Company represents and warrants that no advance notice has been submitted to the Company with respect to the 2017 Meeting, other than the advance notice submitted by the Digirad Group, and that it is not aware of any other matters to be acted on at the 2017 Meeting besides those specifically enumerated in Section 1(d)(i) of this Agreement.

(b)       Representations by the Digirad Group. Each member of the Digirad Group represents and warrants as follows: (i) such member has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, (ii) this Agreement has been duly and validly authorized, executed and delivered by such member, constitutes a valid and binding obligation and agreement of such member and is enforceable against such member in accordance with its terms, and (iii) the execution, delivery and performance of this Agreement by such Digirad Group member does not and will not (a) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the member or (b) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the member is a party or by which it is bound. Each member of the Digirad Group represents that the Joint Filing and Solicitation Agreement among members of the Digirad Group and certain other individuals dated March 8, 2017 (the “Solicitation Agreement”) has been amended to terminate the Digirad Group’s agreement with respect to the matters in Sections 3 and 4 of the Solicitation Agreement.

(c)       Digirad Non-Disparagement. During the Standstill Period, or if earlier, until such time as the Company or any of its agents, Affiliates, officers or directors (other than the Digirad Nominees) shall have breached Section 3(d), no member of the Digirad Group will intentionally make, or cause to be made, any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages, the Company, its officers or its directors or any former officer or director of the Company: (i) in any document or report filed with or furnished to the SEC or any other governmental agency, (ii) in any press release or other publicly available format, or (iii) to any journalist or member of the media (including without limitation, in a television, radio, newspaper or magazine interview or in social media).

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(d)       Company Non-Disparagement. During the Standstill Period, or if earlier, until such time as any member of the Digirad Group or any of the Digirad Representatives shall have breached Section 3(c), the Company will not intentionally make, and will instruct those individuals serving as officers and directors of the Company not to intentionally make, or cause to be made, any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages, any member of the Digirad Group or their officers or directors or any former officer or director, where applicable: (i) in any document or report filed with or furnished to the SEC or any other governmental agency, (ii) in any press release or other publicly available format, or (iii) to any journalist or member of the media (including without limitation, in a television, radio, newspaper or magazine interview or in social media). Notwithstanding the foregoing, nothing in Sections 3(c) and 3(d) or elsewhere in this Agreement shall prohibit any party from making any statement or disclosure required under the federal securities law or other applicable laws; provided that such party must provide written notice to the other parties at least two (2) business days prior to making any such statement or disclosure required under the federal securities laws or other applicable laws that would otherwise be prohibited by the provisions of Sections 3(c) and 3(d), and reasonably consider any comments of such other parties.

4.	Other Agreements.

(a)       Withdrawal of Proposals; Schedule 13D and Form 8-K. Promptly following the execution and delivery of this Agreement, (i) the Digirad Group shall withdraw (A) its letter of March 8, 2017 informing the Company of its intent to propose a nominee for election to the Board at the 2017 Meeting and make certain other proposals described therein, and (B) its letter of March 23, 2017 regarding demands to inspect shareholder records, and file an amendment to its Schedule 13D with the SEC describing the terms of this Agreement and attaching this Agreement as an exhibit thereto; provided, however, that the Company shall first be given the opportunity to review and provide reasonable comments on such draft Schedule 13D/A prior to such filing, and (ii) the Company shall file a Form 8-K with the SEC describing the terms of this Agreement, provided, however, that the Digirad Group shall first be given the opportunity to review and provide reasonable comments on such draft Form 8-K.

(b)       Specific Performance. Each of the members of the Digirad Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages. It is accordingly agreed that the members of the Digirad Group or any of them, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, or to enforce, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

(c)       Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

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(d)       Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If the Company:

Birner Dental Management Services, Inc.

1777 S. Harrison Street, Suite 1400

Denver, Colorado 80201

Attention: CEO

Facsimile: (303) 691-1874

with a copy to (which shall not constitute notice):

Faegre Baker Daniels LLP

1700 Lincoln Street, Suite 3200

Denver, Colorado 80203

Attention: Douglas R. Wright

Facsimile: (303) 607-3600

If to the Digirad Group:

Digirad Corporation

1048 Industrial Court

Suwanee, Georgia 30024

Attention: Charles M. Gillman

Jeffry R. Keyes

Facsimile: (858) 726-1546

with a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention: Adam W. Finerman, Esq.

Timothy D. Knox, Esq.

Facsimile: (212) 451-2222

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(e)       Applicable Law. This Agreement is governed by and construed in accordance with the internal laws of the State of Colorado applicable to contracts made and to be performed therein, without regard to the conflict of laws principles. Each party submits to exclusive jurisdiction and venue of federal or state courts in Colorado and agrees not to institute litigation in any other forums in respect of the interpretation or enforcement of this Agreement (except for proceedings to obtain enforcement of an order of a Colorado federal or state court).

(f)       Counterparts. This Agreement and any amendments hereto may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, either manually or by electronic or digital signature (including by facsimile or electronic mail transmission in pdf format), each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

(g)       Entire Agreement; Amendment and Waiver; Successors and Assigns. This Agreement contains the entire understanding of the parties hereto with respect to its subject matter, provided that nothing herein shall replace the confidentiality agreement between the Company and Mark Birner dated as of June 3, 2016, which remains in full force and effect. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No party shall assign this Agreement or any rights or obligations hereunder without the prior written consent the other party. This Agreement shall terminate at the end of the Standstill Period, except Sections 4(b)-(j) shall survive termination.

(h)       No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

(i)       Fees and Expenses. Except as expressly set forth below, neither the Company, on the one hand, nor the Digirad Group, on the other hand, will be responsible for any fees or expenses of the other in connection with this Agreement, the 2017 Meeting or otherwise. Provided that the Digirad Nominees are elected as directors of the Company at the 2017 Meeting, the Company shall compensate the Digirad Nominees and reimburse their reasonable travel expenses for their service as directors on the same basis as other independent directors of the Company. Promptly following the execution of this Agreement, the Company shall issue to Digirad 12,500 shares of the Company’s Common Stock as reimbursement for the Digirad Group’s reasonable fees and expenses incurred in connection with the nomination of the Digirad Nominees. In connection with such issuance, Digirad shall execute and deliver an agreement in customary form in which it attests that it is acquiring the shares for investment and not for resale and that the shares are restricted securities under the Securities Act of 1933 and not subject to resale without registration or an exemption under applicable securities laws. The shares shall bear an appropriate legend with respect to such restrictions.

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(j)       Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Signature Pages to Follow]

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IN WITNESS WHEREOF, each of the parties hereto has executed this Nomination and Standstill Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

THE COMPANY:

Birner Dental Management Services, Inc.

By:	/s/ Frederic W.J. Birner
	Name:	Frederic W.J. Birner
	Title:	Chairman of the Board

For purposes of Section 1(d)(ii) only:

/s/ Frederic W.J. Birner
Frederic W.J. Birner

For purposes of Section 1(d)(ii) only:

/s/ Dennis N. Genty
Dennis N. Genty

THE DIGIRAD GROUP:

DIGIRAD CORPORATION

By:	/s/ Jeffry R. Keyes
	Name:	Jeffry R. Keyes
	Title:	Chief Financial Officer

/s/ Mark A. Birner
Mark A. Birner, DDS

/s/ Lee Schlessman
Lee Schlessman

/s/ Elizabeth Genty
Elizabeth Genty

/s/ John M. Climaco
John M. Climaco

Signature Page to Nomination and Standstill Agreement

/s/ James C. Elbaor
James C. Elbaor

/s/ Charles M. Gillman
Charles M. Gillman

/s/ Barry A. Igdaloff
Barry A. Igdaloff

/s/ Lee D. Keddie
Lee D. Keddie

/s/ Benjamin E. Large
Benjamin E. Large

/s/ Gregory G. Fulton
Gregory G. Fulton

Signature Page to Nomination and Standstill Agreement